UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

BIOJECT MEDICAL TECHNOLOGIES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09059T206

(CUSIP Number)

John T. Unger

333 Clay Street, Suite 3300, Houston, Texas 77002

713-653-8811

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09059T206	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS

Life Sciences Opportunities Fund II, L.P.

Life Sciences Opportunities Fund II (Institutional), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware limited partnerships

NUMBER OF	5	SOLE VOTING POWER	41,894,976
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	None
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	41,894,976
REPORTING
PERSON	8	SHARED DISPOSITIVE POWER	None
WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,894,976

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.52%

12	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP NO. 09059T206	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS

Life Sciences Opportunities Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware limited partnership

NUMBER OF	5	SOLE VOTING POWER	6,344,610
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	None
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	6,344,610
REPORTING
PERSON	8	SHARED DISPOSITIVE POWER	None
WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,344,610

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.35%

12	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP NO. 09059T206	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS/

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Life Sciences Opportunities Fund II (Institutional), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware limited partnerships

NUMBER OF	5	SOLE VOTING POWER	35,550,366
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	None
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	35,550,366
REPORTING
PERSON	8	SHARED DISPOSITIVE POWER	None
WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,550,366

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.17%

12	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP NO. 09059T206	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS/

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Signet Healthcare Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware limited liability company

NUMBER OF	5	SOLE VOTING POWER	41,894,976(1)
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	None
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	41,894,976(1)
REPORTING
PERSON	8	SHARED DISPOSITIVE POWER	None
WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,894,976(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.52%

12	TYPE OF REPORTING PERSON (See Instructions)

OO

(1)	Includes shares beneficially owned by Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund II (Institutional), L.P.

CUSIP NO. 09059T206	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS

SMW Investments I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF	5	SOLE VOTING POWER	None
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	42,758,537(1)
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	None
REPORTING
PERSON	8	SHARED DISPOSITIVE POWER	42,758,537(1)
WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,758,537(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.52%

12	TYPE OF REPORTING PERSON (See Instructions)

CO

(1)	Includes shares beneficially owned by Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund II (Institutional), L.P., and Signet Healthcare Partners, LLC

CUSIP NO. 09059T206	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS

James C. Gale

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5	SOLE VOTING POWER	None
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	41,894,976(1)
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	None
REPORTING
PERSON	8	SHARED DISPOSITIVE POWER	41,894,976(1)
WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,894,976(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

48.52%

12	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)            Includes shares beneficially owned by Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund II (Institutional), L.P., and Signet Healthcare Partners, LLC

CUSIP NO. 09059T206	13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS/

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SOF Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5	SOLE VOTING POWER	863,561
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	None
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	863,561
REPORTING
PERSON	8	SHARED DISPOSITIVE POWER	None
WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

863,561

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

12	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP NO. 09059T206	13D	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSONS/

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Don A. Sanders

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐

(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5	SOLE VOTING POWER	43,695,061(1)
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	None
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	43,695,061(1)
REPORTING
PERSON	8	SHARED DISPOSITIVE POWER	None
WITH

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,695,061(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.61%

12	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)            Includes shares beneficially owned by Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund II (Institutional), L.P., Signet Healthcare Partners, LLC, and SOF Management, LLC

CUSIP NO. 09059T206	13D	Page 10 of 18 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, no par value (the “Shares”), of Bioject Medical Technologies Inc., an Oregon corporation. The principal executive office of the issuer of such securities is located at 7180 SW Sandburg Street, Suite 100, Tigard, Oregon 97223.

Item 2. Identity and Background.

Life Sciences Opportunities Fund II, L.P. (“LOF”) and Life Sciences Opportunities Fund II (Institutional), L.P. (“LOFI” and, together with LOF, the “Funds”) are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 152 West 57th Street, 19th Floor, New York, New York 10022.

Signet Healthcare Partners, LLC (formerly LOF Partners, LLC) (the “General Partner”) is a Delaware limited liability company and the sole general partner of the Funds. The principal business of the General Partner is to act as general partner of the Funds. The address of its principal office is Carnegie Hall Towers, 152 West 57th St., 19th Fl., New York, New, York 10019.

Sanders Opportunity Fund, L.P. (“SOF”) and Sanders Opportunity Fund (Institutional), L.P. (“SOFI”), are Delaware limited partnerships whose principal business is making investments in the securities of other entities. The address of their principal office is 600 Travis, Suite 5900, Houston, Texas 77002.

SOF Management, LLC is a Delaware limited partnership and the sole general partner of SOF and SOFI. The principal business of SOF Management, LLC is to act as general partner of SOF and SOFI. The address of its principal office is 600 Travis, Suite 5900, Houston, Texas 77002.

SMW Investments I, LLC (“SMW”) is a Delaware limited liability company and the controlling member of the General Partner and of SOF Management, LLC The address of its principal office is 600 Travis, Suite 5900, Houston, Texas 77002. Attached as Appendix A is information concerning the members and managers of SMW required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D. Such members and managers may be deemed, but are not conceded to be controlling persons of SMW.

James C. Gale is the Chief Investment Officer, a Manager, and Member of the General Partner. The address of his principal office is Carnegie Hall Towers, 152 West 57th St., 19th Fl., New York, New York 10019. Mr. Gale is a citizen of the United States.

Don A. Sanders is a Manager of SOF Management, LLC and the chief investment officer of SOF and SOFI and a member and manager of SMW . The address of his principal office is 600 Travis, Suite 5900, Houston, Texas 77002. Mr. Sanders is a citizen of the United States.

Don Weir is a member and manager of SMW .. He is the Trustee of the Sanders 1998 Children’s Trust (the “Trust”). The address of his principal office is 600 Travis, Suite 5900, Houston, Texas 77002. Mr. Weir is a citizen of the United States.

Kathryn U. Sanders and Tanya Drury are clients of Mr. Sanders. They are citizens of the United States.

Ben T. Morris is a member and manager of SMW. Mr. Morris is a citizen of the United States.

During the past five years, none of the reporting persons or any of the persons referred to in Appendix A has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

During the past five years, none of the reporting persons or any of the persons referred to in Appendix A was or is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

CUSIP NO. 09059T206	13D	Page 11 of 18 Pages

Item 3. Source and Amount of Funds or Other Consideration.

On November 15, 2004, LOF purchased 316,884 shares of the Series D Convertible Preferred Stock, no par value (“Series D Preferred”), of the Issuer and 95,065 warrants to purchase common stock (“Warrants”) for an aggregate consideration of $364,416.08 and LOFI purchased 1,770,073 shares of Series D Preferred and 531,022 Warrants for an aggregate consideration of $2,035,584.47. The source of these funds was working capital of the Funds. A total of 2,086,957 shares of Series D Preferred and 626,087 Warrants were issued. The Series D Preferred shares originally issued and outstanding are convertible into common stock at a conversion price of approximately $1.15 per share. Each Warrant entitles the holder to purchase one share of common stock for a purchase price of $1.15 per share. The Warrants expired on December 14, 2008.

On March 8, 2006, LOF and LOFI entered into a Note and Warrant Purchase Agreement (the “2006 Note Purchase Agreement”) with the Issuer pursuant to which they loaned (each a “2006 Bridge Loan”) the Issuer the sums of $127,546 and $712,454, respectively, and were issued warrants to purchase common stock (the “2006 Bridge Warrants”) covering 55,416 shares and 309,547 shares, respectively. Additional parties to the agreement were (a) SOF, which loaned the Issuer $79,200 and received 2006 Bridge Warrants covering 35,036 shares, (b)SOFI, which loaned the Issuer $250,800 and received 2006 Bridge Warrants covering 110,949 shares, (c) Don A. Sanders, who loaned the Issuer $132,000 and received 2006 Bridge Warrants covering 58,394 shares,(d) Kathryn U. Sanders and the Trust, who each loaned the Issuer $66,000 and received 2006 Bridge Warrants covering 29,197 shares, and (e) Tanya Drury, George L. Ball, Don Weir, and Ben T. Morris, who each loaned the Issuer $16,500 and received 2006 Bridge Warrants covering 7,299 shares. The exercise price of the 2006 Bridge Warrants is $1.37 per share. The 2006 Bridge Warrants expired on September 7, 2010. The source of these funds was working capital of the Funds, SOF, SOFI, and the Trust and personal funds of the individual purchasers.

On March 8, 2006, LOF, LOFI, SOF, SOFI, Messrs. Sanders, Ball, Weir, and Morris, Ms. Sanders and Drury, and the Trust entered into a Securities Purchase Agreement with the Issuer pursuant to which they agreed to purchase an aggregate of $4,500,000 (plus accrued interest on the Bridge Loans) of Series E Convertible Preferred Stock at a price of $1.37 per share subject to the satisfaction by the Issuer of certain conditions, including approval of the transaction by the shareholders of the Issuer. The transaction closed on May 30, 2006. The consideration for the Series E Convertible Preferred Stock was $3,000,000 in cash and conversion of the Bridge Loans. The source of these funds was working capital of the Funds, SOF, SOFI, and the Trust and personal funds of the individual purchasers.

On December 5, 2007, LOF and LOFI each entered into a Convertible Note and Warrant Purchase Agreement (the “2007 Convertible Note Purchase Agreement”) with the Issuer pursuant to which they loaned (each a “2007 Bridge Loan”) the Issuer the sums of $91,104 and $508,896, respectively, and were issued warrants to purchase common stock (the “2007 Bridge Warrants”) covering 12,147 shares and 67,853 shares, respectively. The conversion price of the 2007 Bridge Loans and the exercise price of the 2007 Bridge Warrants is $0.75 per share. The 2007 Bridge Warrants expired on December 4, 2011. The source of these funds was working capital of the Funds.

On December 18, 2009, the Issuer entered into a Purchase Agreement (the “Agreement”) with each of LOF and LOFI, and Edward Flynn for the purchase of an aggregate of 92,448 shares of its Series G Convertible Preferred Stock (the “Series G Preferred”) at a price of $13.00 per share. LOF and LOFI paid for the Series G Preferred by the cancellation of the $600,000 outstanding principal amount of and $101,834.06 accrued interest through December 18, 2009 on the 2007 Convertible Subordinated Promissory Notes dated as of December 5, 2007. Each share of Series G Preferred is convertible, at any time at the option of the holder, into 100 shares of common stock (subject to anti-dilution adjustments). The holders of Series G Preferred receive an 8% annual payment-in-kind dividends (“PIK Dividends”) per year; however, if the Issuer fails to declare or pay the PIK Dividends within 90 days of December 18 (beginning December 18, 2010), the PIK Dividends shall increase to 10%. PIK Dividends are payable in Series G Preferred Stock or cash at the option of the Board of Directors. The source of these funds was working capital of the Funds.

On January 24, 2013, the Issuer entered into a Purchase Agreement (the “Agreement”) with each of LOF and LOFI, and Mr. Flynn and Mark Logomasini for the purchase of an aggregate of 99,455 shares of its Series H Convertible Preferred Stock (the “Series H Preferred”) at a price of $10.00 per share. LOF and LOFI purchased 75,000 shares of Series H Preferred for an aggregate consideration of $750,000. Each share of Series H Preferred is convertible, at any time at the option of the holder, into shares of Common Stock at a conversion rate of $0.035 (subject to anti-dilution adjustments) or approximately 285.71 shares. The source of these funds was working capital of the Funds.

CUSIP NO. 09059T206	13D	Page 12 of 18 Pages

On April 30, 2014, the Issuer completed a restructuring plan pursuant to which all holders of shares of the Series D, E, F and G Preferred Stock converted such preferred shares into 20,062,378 shares of Common Stock pursuant to the terms of such preferred stock, and in consideration of the issuance of $2,170,382.75 of secured notes by the Issuer, allocated on a prorated basis according to relative liquidation value of such preferred stock. The secured notes mature on April 30, 2017, have an interest rate of 10% and are prepaid from 50% of the net proceeds of certain sales of Issuer intellectual property in excess of $1 million.

In addition, existing debt holders (including LOF and LOFI) with notes aggregating approximately $921,838.36, exchanged their debt for 92,186 shares of Series I Preferred Stock (’Series I Preferred”). LOF converted debt of $41,345.20 in exchange for 4,135 shares of Series I Preferred and LOFI converted debt of $230,949.32 in exchange for 23,095 shares of Series I Preferred.

Item 4. Purpose of Transaction.

The Funds acquired the shares of Common Stock, Series D Preferred, Series E Preferred, the Warrants, the 2006 Warrants, the 2007 Warrants, the 2007 Convertible Notes, the Series G Preferred, the Series H Preferred, and the Series I Preferred for general investment purposes. SOF, SOFI, Messrs. Sanders, Ball, Weir, and Morris, Ms. Sanders and Drury, and the Trust acquired the shares of Series E Preferred and Common Stock and the 2006 Warrants for general investment purposes.

So long as the at least 100,000 share of Series H Preferred are outstanding, the holders of a majority of the Series H Preferred may nominate two persons for election to the Issuer’s Board of Directors. So long as at least 50,000 shares of the Series I Preferred are outstanding, the holders of a majority of the Series I Preferred may nominate two persons for election to the Issuer’s Board of Directors.

The Funds intend to review continuously their investment in the Issuer and may or may not seek involvement in the Issuer’s affairs. Depending on their evaluation of the Issuer’s business and prospects and future developments, the Funds, or other individuals or entities that may be deemed to be affiliates of the Funds, may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities held by such person, or cease buying or selling shares. Any additional purchases of securities may be in open market or privately negotiated transactions or otherwise.

Any dividend payable on the Issuer’s common stock will also be payable on the Series H and I Preferred on an as-converted basis. The Series H and I Preferred rank pari passu and are senior in rank to all other series of preferred stock and to the common stock. Upon liquidation of the Issuer, the holders of Series H and I Preferred Stock are entitled to a liquidation preference of $10.00 per share, respectively, prior to any payments to holders of common stock. On all matters voted upon by the shareholders of the Issuer, except as required by law, the Series H and I Preferred vote on an as converted basis together with the common stock as a single class (with each share of Series H and I Preferred casting a number of votes equal to the number of shares of common stock into which it is convertible). The affirmative vote or written consent of a majority of the holders of Series H and I Preferred, voting separately as a class, is required for (1) the creation of any senior or pari passu security, (2) payment of dividends on common stock, (3) any redemptions or repurchases of common stock or preferred stock except for purchases at fair market value upon termination of employment, (4)an increase or decrease in the number of authorized shares of preferred stock or common stock, (5) liquidation, dissolution, an acquisition of the Issuer or transfer of the Issuer’s assets, (6) material amendments, alterations, or repeals of the Issuer’s articles of incorporation or bylaws, (7) changes in the nature of the Issuer’s business, (8) any action that adversely affects the rights of the Series H and I Preferred, (9) certain redemptions of common and preferred stock of the Issuer, and (9) additional issuances or reservation for issuance of common stock to employees and directors other than shares currently issued or reserved.

CUSIP NO. 09059T206	13D	Page 13 of 18 Pages

Except as described in Item 4 or 6, the Funds have no present plans or proposals which relate or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4)of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by the persons identified in Item 2 is as follows:

Beneficial Owner	Aggregate Number of Shares Owned		Percentage of Class

Life Sciences Opportunities Fund II, L.P.	6,344,610	(1)	7.35
Life Sciences Opportunities Fund II (Institutional), L.P.	35,550,366	(2)	41.17
Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund II (Institutional), L.P.	41,894,971	(3)	48.52
Signet Healthcare Partners, LLC	41,894,976	(4)	48.52
Sanders Opportunity Fund, L.P.	207,255		*
Sanders Opportunity Fund (Institutional), L.P.	656,306		*
SOF Management, LLC	863,561	(5)	1.00
SMW Investments I, LLC	42,758,537	(6)	49.52
James C. Gale	41,894,976	(7)	48.52
Don A. Sanders	43,695,061	(8)	50.61
Kathryn U. Sanders	170,277		*
Sanders 1998 Children's Trust	170,277		*
Don Weir	212,846	(9)	*
Tanya Drury	42,569		*
Ben T. Morris	42,569		*

* Less than 1%

(1)	Includes (a) 3,253,714 shares of common stock issuable upon conversion of 11,388 shares of Series H Preferred and (b) 551,333 shares of common stock issuable upon conversion of 4,135 shares of Series I Preferred.

(2)	Includes (a) 18,174,857 shares of common stock issuable upon conversion of 63,612 shares of Series H Preferred and (b) 3,079,333 shares of common stock issuable upon conversion of 23,095 shares of Series I Preferred.

(3)	Includes (a) 21,428,571 shares of common stock issuable upon conversion of 75,000 share of Series H Preferred and (b) 3,630,667 shares of common stock issuable upon conversion of 27,230 shares of Series I Preferred.

(4)	Includes shares beneficially owned by the Funds.

(5)	Includes shares beneficially owned by SOF and SOFI.

CUSIP NO. 09059T206	13D	Page 14 of 18 Pages

(6)	Includes shares beneficially owned by the Funds and Signet Healthcare Partners, LLC, SOF, SOFI, and SOF Management, LLC.

(7)	Includes shares beneficially owned by the Funds and Signet Healthcare Partners, LLC.

(8)	Includes (a) shares beneficially owned by the Funds and Signet Healthcare Partners, LLC, (b) 340,555 shares of common stock owned by Mr. Sanders; (c) 863,561 shares of common stock beneficially owned by SOF, SOFI, and SOF Management, LLC, (d) and (e) 212,846 shares of common stock owned by Kathryn U. Sanders and Tanya Drury (customer accounts over which Mr. Sanders exercises discretionary authority). Mr. Sanders disclaims beneficial ownership of the shares owned by Ms. Sanders and Ms. Drury, and the Funds and Signet Healthcare Partners, LLC.

(9)	Includes 170,277 shares of common stock beneficially owned by the 1998 Sanders Children’s Trust of which Mr. Weir is the Trustee and 42,569 shares of common stock beneficially owned by Mr. Weir.

(b)            The number of shares of common stock as to which there is sole power to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference. Except as set forth above, to the knowledge of the Reporting Persons, the persons listed on Appendix A and A-1 in response to Item 2 do not beneficially own any shares of Common Stock of the Issuer.

(c)            The following transactions in the common stock of the Issuer were effected within the last 60 days by the following named Reporting Persons:

LOF and LOFI acquired 4,135 and 23,095 shares of Series I Preferred, respectively, on April 30, 2014, in exchange for $41,345.20 and $230,949.32 in debt owed to LOF and LOFI by the Issuer.

Other than shares of common stock issuable upon conversion of Series H and I Preferred, each of the Reporting Persons acquired the shares of common stock set forth on the cover pages on April 30, 2014, upon the conversions of all shares of Series D, E, and G Preferred owned by the respective Reporting Persons.

(d)            The Funds have the right to receive all dividends on the Series H and I Preferred.

(e)            If this statement is being filed to report that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities check the following ☒

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

In connection with the issuance of the Series H and I Preferred, the Issuer extended certain registration rights to the Funds, which obligated the Issuer to register with the Securities and Exchange Commission the shares of common stock issuable upon exercise of (a) the Series H and I Preferred within 180 days of demand by the majority of holders of registrable securities and to maintain the effectiveness of such registration statement until two years after it is declared effective.

See Item 4 for a description of voting rights applicable to the Series H and I Preferred, which information is incorporated herein by reference.

Except as stated herein, none of the Funds, the General Partner, SMW Investments I, LLC , nor, to the best of the knowledge of the Funds, any of the executive officers, directors, managers and members listed on Appendix A, is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, divisions of profit or loss, or the giving or withholding of proxies.

CUSIP NO. 09059T206	13D	Page 15 of 18 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit	Title

1	Joint Filing Agreement among the reporting persons.

2	Amendment to Articles of Incorporation of Bioject Medical Technologies Inc. filed on November 15, 2004 (Incorporated by reference to Exhibit 3 to Current Report on Form 8-K filed by the Issuer of November 19, 2004).

3	Stock Purchase Agreement dated as of November 15, 2004, between the Issuer and the purchasers of Series D Preferred. (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on November 19, 2004).

4	Registration Rights Agreement dated as of November 15, 2004, between the Issuer and the purchasers of Series D Preferred.(Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by the Issuer on November 19, 2004).

5	Form of Stock Purchase Warrant (Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by the Issuer on November 19, 2004.

6	Note and Warrant Purchase Agreement dated March 8, 2006, among the Issuer, the Funds, SOF, and SOFI (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on March 9, 2006).

7	Form of Stock Purchase Warrant (Incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed by the Issuer on March 9, 2006).

8	Securities Purchase Agreement dated March 8, 2006, among the Issuer, the Funds, SOF, and SOFI (Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by the Issuer on March 9, 2006).

9	Security Agreement dated March 8, 2006, among the Issuer, the Funds, SOF and SOFI (Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by the Issuer on March 9, 2006).

10	Form of Convertible Note Purchase and Warrant Agreement dated as of December 5, 2007, among the Issuer, LOF, and LOFI (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on December 11, 2007).

11	Articles of Amendment to 2002 Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by the Issuer on December 21, 2009).

12	Series G Convertible Preferred Stock Purchase Agreement dated December 18, 2009, between Bioject Medical Technologies Inc. Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund (Institutional) II, L.P., and Edward Flynn (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on December 21, 2009).

13.	Registration Rights Agreement dated December 18, 2009 between Bioject Medical Technologies Inc., Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund (Institutional) II, L.P., Edward Flynn, Ralph Makar, David Tierney, Richard Stout, Christine Farrell, and the Investors listed on Exhibit A thereto (Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by the Issuer on December 21, 2009).

14.	Article of Amendment to 2002 Restated Articles of Incorporation filed in Oregon January 18, 2013 (Incorporated by reference to Exhibit 3.1 to Current Report on Form 8-K filed by the Issuer on January 29, 2013.

CUSIP NO. 09059T206	13D	Page 16 of 18 Pages

15.	Series H Convertible Preferred Stock Purchase Agreement dated January 24, 2013 between Bioject Medical Technologies Inc. Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund Institutional) II, L.P., Edward Flynn and Mark Logomasini (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on January 29, 2013).

16.	Registration Rights Agreement dated January 24, 2013 between Bioject Medical Technologies Inc., Life Sciences Opportunities Fund II, L.P., Life Sciences Opportunities Fund (Institutional) II, L.P., Edward Flynn, Mark Logomasini and the Investors listed on Exhibit A thereto (Incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed by the Issuer on January 29, 2013).

17.	Restructuring Agreement dated April 30, 2014. (Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed by the Issuer on May 6, 2014.

18.	Registration Rights Agreement dated April 30, 2014. (Incorporated by reference to Exhibit 10.3 to Current Report on Form 8-K filed by the Issuer on May 6, 2014.

19.	Articles of Amendment to 2002 Restated Articles of Incorporation of the Company, filed in Oregon April 28, 2014. (Incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed by the Issuer on May 6, 2014.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 3, 2014

Life Sciences Opportunities Fund II, L.P.
Life Sciences Opportunities Fund II (Institutional), L.P.

By:	Signet Healthcare Partners, LLC

By:	/s/ James C. Gale
James C. Gale, Manager

CUSIP NO. 09059T206	13D	Page 17 of 18 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: June 3, 2014

Signatures:

Signet Healthcare Partners, LLC

By	/s/ James C. Gale
Name: James C. Gale
Title: Manager and Chief Investment Officer

SMW Investments I, LLC

By	/s/ Don A. Sanders
Name: Don A. Sanders
Title: Manager

SOF Management, LLC

By	/s/ Don S. Sanders
Name: Don A. Sanders
Title: Manager

/s/ James C. Gale
James C. Gale

/s/ Don A. Sanders
Don A. Sanders

Each Reporting Person certifies only the information in Item 4 regarding, himself or itself, as the case may be.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).

CUSIP NO. 09059T206	13D	Page 18 of 18 Pages

Appendix A

The following table sets forth the name, business address, and present principal occupation or employment of each manager of SMW Investments I, LLC . Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 5900, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment	Business Address

Don A. Sanders	Manager, Account Executive and Registered Representative of Sanders Morris Harris Inc.	600 Travis, Suite 5900, Houston, TX 77002

Ben T. Morris	Manager	600 Travis, Suite 5900, Houston, TX 77002

Donald V. Weir	Manager	600 Travis, Suite 5900, Houston, TX 77002